FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated January 31, 2006

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Västra Trädgårdsgatan 11 B

Stockholm
Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

•                  High volumes of new credits and credits outstanding

•                  Lower average margins

•                  Return on equity 14.7% (20.7) before taxes, 10.6% (14.9) after taxes

•                  Operating profit Skr 498.1 million (611.8)

BUSINESS ACTIVITIES

The market during 2005 has been characterized by considerable liquidity and strong price competition. Demand for new credits, including syndicated credits, from the corporate sector was weak except for some maturity extensions and refinancing of existing transactions. Given this situation, SEK has maintained its position well.

SEK’s total volume of new customer financial transactions during 2005 amounted to Skr 43.5 billion (27.5) which is the highest volume ever for a year. This has led to a substantial increase in volumes of credits outstanding.

The volume of new export credits is at its highest level since 2000. Export deals financed by SEK include, among others, Volvo-buses to Chile.

Direct lending to the corporate sector decreased while lending to the public and financial sectors increased substantially. An example of corporate sector deals was tailor-made financing in Mexican pesos for two important Swedish corporates.

The majority of the lending to the public sector is related to infrastructure investments, and the lending to the financial sector is to a large part indirect lending to small- and medium-sized companies (SMEs). Lending to infrastructure investments include among others a leasing solution for the city of Sundsvall for the purpose of financing a energy production facility, and a financing of the City of Gothenburg’s investment in a combined heat and power plant.

New customer financial transactions:

(Skrbillion)	2005	2004
Export credits	11.3	6.6
Other credits to exporters	1.3	2.6
Credits to other corporates	0.4	0.9
Credits to the public sector	12.1	6.7
Credits to the financial sector	12.4	5.9
Syndicated customer transactions	6.0	4.8
Total	43.5	27.5

The total amount of credits outstanding and credits committed though not yet disbursed increased during the year to Skr 92.3 billion at year-end (73.4), of which Skr 78.1 billion (57.9) represented credits outstanding, an increase of 35 percent. Of credits outstanding Skr 10.3 billion (6.7) represents credits in the S-system.

The aggregate amount of outstanding offers for new credits totaled Skr 36.8 billion at year-end (39.1).  SEK has expanded its financial consulting services through an acquisition, which has strengthened SEK’s strategic position and made SEK better equipped to service the SME-sector.

Borrowings

SEK has continued to show high activity in the capital markets. During the year, the volume of new long-term borrowings amounted to the equivalent of Skr 52.3 billion (38.8) or USD 7.1 billion (5.4).

During the year two global benchmark transactions have been made. In addition, another such transaction has been made in January, 2006, amounting to USD 1 billion. As the first Swedish issuer, SEK has accomplished a number of bond issues in Turkish lira. Among other transactions SEK issued public plain vanilla retail bonds in Icelandic krona and Mexican pesos, and made a four-year issue on the European retail market denominated in USD as well as a large number of structured transactions. SEK’s borrowing operations continues to stand on a stable and well-diversified foundation.

FINANCIAL HIGHLIGHTS

(Amounts (other than%) in mn)

(* 1 USD = 7.9525 Skr)

	2005	2005	2004
	USD*	Skr	Skr

Earnings

Operating profit	63	498.1	611.8

Proposed dividend	—	—	—

Pre-tax return on equity	14.7%	14.7%	20.7%

After-tax return on equity	10.6%	10.6%	14.9%

Customer operations

Total customer financial transactions	5,467	43,475	27,521

of which offers for new credits accepted by borrowers	4,719	37,525	22,748

Credits, outstanding and undisbursed	11,609	92,319	73,384

Borrowing operations

New long-term borrowings	7,057	52,343	38,803

Outstanding senior debt	23,698	188,459	141,131

Outstanding subordinated debt	409	3,255	2,765

Total assets	26,092	207,493	162,066

Capital

Capital adequacy ratio	15.9%	15.9%	16.3%

Adjusted capital adequacy ratio	17.3%	17.3%	17.9%

The definition of the Financial Highlights are included in SEK’s 2004 Annual Report (Note 33). Customer financial transactions refer to new accepted credits and syndicated customer transactions.

AB Svensk Exportkredit/Swedish Export Credit Corporation (publ), Västra Trädgårdsgatan 11B, P.O. Box 16368, SE-103 27 Stockholm, Phone +46 8 613 83 00, Corp Id No 556084-0315.  www.sek.se

INCOME STATEMENT

Return on Equity

Return on equity was 14.7 percent (20.7) before taxes, and 10.6 percent (14.9) after taxes, respectively.

Results

Operating profit amounted to Skr 498.1 million (611.8). Operating profit 2004 was positively affected by a Skr 45.3 million recovery of a credit loss.

Net interest earnings totaled Skr 759.1 million (801.7). Net interest earnings from debt-financed assets increased. The decrease in total net interest earnings was due to a decline in earnings from the investment portfolio.

The contribution to net interest earnings from debt-financed assets increased to Skr 571.1 million (562.3). The increase was a result of significantly increased average volumes of debt-financed assets outstanding during 2005, however at lower margins. The average volume of debt-financed assets totaled Skr 165.4 billion (137.9), and the average margin of such volume was 0.35 percent p.a. (0.41). The decrease in average margin was due to high volumes of credits granted to the financial and the public sector with relatively lower margins than in the corporate sector. (See also “Business Activities” above.)

The contribution to net interest earnings from the investment portfolio, which represents the investment of SEK’s equity, decreased substantially to Skr 188.0 million (239.4). The decline was due to lower average yield in the portfolio, in which some long-term, fixed-rate assets with high interest rates have matured and been reinvested at substantially lower interest rates.

Administrative expenses totaled Skr 238.4 million (230.3). No costs were incurred related to the general incentive system (11.5). The increase in administrative expenses was due mainly to costs related to activities in order to secure compliance with new and pending regulations regarding capital adequacy, financial reporting, and corporate governance. Additional costs for these matters are also included in commissions incurred.

No credit losses were incurred.

In the S-system, CIRR-credits contributed to the positive result with Skr 113.4 milion (145.3), and the reimbursement to the State (including Concessionary Credits) amounted to Skr 22.8 million (18.9).

BALANCE SHEET

Total Assets and Liquidity

SEK’s total assets at period-end increased to Skr 207.5 billion (162.1). The increase was due to high volumes of new transactions, both in the credit portfolio and in the liquidity portfolio, but also to currency exchange effects related to a weaker Swedish krona.

The aggregate volume of funds borrowed and shareholders’ funds exceeded the aggregate volume of credits outstanding and credits committed though not yet disbursed at all maturities. This means that SEK has funded all its outstanding commitments through maturity.

There were no major shifts in the breakdown of SEK’s counterparty risk exposures. Of the total risk exposures, 69 percent (70) were against banks, mortgage institutions and other financial institutions; 16 percent (15) were against highly rated OECD states; 8 percent (9) were against corporations; and 7 percent (6) were against local and regional authorities.

Capital Adequacy

SEK’s capital adequacy ratio is well above the minimum required by law. At year-end, SEK’s adjusted total capital adequacy ratio was 17.3 percent (17.9), of which 11.1 percent (11.9) represented the adjusted Tier-1 ratio. When calculating the adjusted capital adequacy ratios, SEK’s guarantee capital of Skr 600 million is included in the Tier-1 capital base, in addition to the regulatory capital base. The regulatory total capital adequacy ratio (which does not take into account the guarantee capital) was 15.9 percent at year-end (16.3), of which 9.7 percent (10.2) represented the Tier-1 ratio.

SEK is wholly-owned by the Kingdom of Sweden. SEK’s objective is to engage in financing activities and in connection therewith primarily promote the development of Swedish commerce and industry and Swedish export industry as well as otherwise engaging in Swedish and international financing activities on commercial grounds. Credits are granted at fixed or floating interest rates. SEK funds its activities primarily by issues in the international capital markets. SEK’s balance sheet and assets are of high quality. SEK’s long-term debt rating is AA+ from Standard & Poor’s and Aa1 from Moody’s.

INCOME STATEMENTS

SEK (exclusive of the S-system)

	2005		2004
	Consolidated	Parent	Consolidated	Parent
(Skr mn)	Group	Company	Group	Company
Interest revenues	5,946.7	5,949.5	5,055.4	5,058.2
Interest expenses	-5,187.6	-5,187.8	-4,253.7	-4,253.9

Net interest revenues	759.1	761.7	801.7	804.3
Commissions earned	14.0	4.4	15.9	6.9
Commissions incurred	-30.8	-30.0	-17.2	-17.3
Remuneration from the S-system	22.8	22.8	17.9	17.9
Net results of financial transactions	1.4	1.4	5.3	5.4
Other operating income	0.5	2.8	0.3	1.4
Administrative expenses	-238.4	-230.9	-230.3	-227.4
Depreciations of non-financial assets	-29.7	-27.4	-26.4	-24.2
Other operating expenses	-0.8	-0.1	-0.7	-0.1
Recovered credit loss	—	—	45.3	45.3

Operating profit	498.1	504.7	611.8	612.2

Changes in untaxed reserves	n.a.	11.1	n.a.	9.9

Taxes	-151.2	-155.5	-172.2	-174.5

Net profit for the year	346.9	360.3	439.6	447.6

Earnings per share, Skr (Note 4)	350		444

The above income statements do not include the S-system, the results of which are shown below.

S-system (Skr mn)	2005	2004
Interest revenues	384.8	384.1
Interest expenses	-335.9	-350.2

Net interest revenues	48.9	33.9
Remuneration to SEK	-22.8	-17.9
Foreign exchange effects	-3.3	2.9

Reimbursement from (+) / to (-) the State	-22.8	-18.9
Net	0.0	0.0

Quarterly Breakdown of Income Statements in Summary

SEK (exclusive of the S-system)	October-	July-	April-	January-	October-	July-	April-	January-
Consolidated Group (Skr mn)	December, 2005	September, 2005	June, 2005	March, 2005	December, 2004	September, 2004	June, 2004	March, 2004
Interest revenues	1,435.9	1,598.8	1,518.4	1,393.6	1,320.4	1,255.0	1,258.5	1,221.5
Interest expenses	-1,240.3	-1,404.5	-1,332.6	-1,210.2	-1,130.5	-1,061.2	-1,039.6	-1,022.4

Net interest revenues	195.6	194.3	185.8	183.4	189.9	193.8	218.9	199.1

Operating revenues	7.3	10.9	5.2	15.4	51.4	9.1	13.8	10.4
Operating expenses	-78.4	-69.9	-78.3	-73.2	-75.0	-65.2	-68.5	-65.9

Operating profit	124.5	135.3	112.7	125.6	166.3	137.7	164.2	143.6

Taxes	-38.0	-40.7	-34.5	-38.0	-47.1	-38.7	-46.1	-40.3

Net profit for the period	86.5	94.6	78.2	87.6	119.2	99.0	118.1	103.3

BALANCE SHEETS

	December 31, 2005			December 31, 2004
	Consolidated	Parent	Of which	Consolidated	Parent	Of which
(Skr mn)	Group	Company	S-system	Group	Company	S-system
ASSETS

Cash in hand	0.0	0.0	—	0.0	0.0	0.0
Treasuries/government bonds	1,902.6	1,902.6	0.0	2,709.3	2,709.3	59.7
Of which current assets	(1,607.9)	(1,607.9)	0.0	(2,436.4)	(2,436.4)	(59.7)
Of which fixed assets	(294.7)	(294.7)	—	(272.9)	(272.9)	—
Credits to credit institutions (Note 2)	11,963.8	12,009.9	4,496.5	12,773.9	12,771.2	3,196.5
Credits to the public (Note 2)	31,429.6	31,429.6	5,854.9	19,948.4	19,948.4	3,551.0
Other interest-bearing securities	147,436.9	147,436.9	—	115,279.2	115,279.2	—
Of which current assets	(109,807.3)	(109,807.3)	—	(84,150.1)	(84,100.1)	—
Of which fixed assets	(37,629.6)	(37,629.6)	—	(31,129.1)	(31,179.1)	—
Of which credits (Note 1)	(37,206.8)	(37,206.8)	—	(31,106.2)	(31,106.2)	—
Shares in subsidiaries	n.a.	118.6	—	n.a.	118.5	—
Non-financial assets	192.0	78.4	—	215.7	101.8	—
Other assets	10,564.3	10,577.7	1.2	7,676.7	7,752.7	0.9
Prepaid expenses and accrued revenues	4,004.0	4,003.2	148.7	3,463.0	3,462.9	104.1
Total assets (Note 3)	207,493.2	207,556.9	10,501.3	162,066.2	162,144.0	6,912.2

LIABILITIES, ALLOCATIONS AND SHAREHOLDERS’ FUNDS

Borrowing from credit institutions	563.6	573.6	2.3	700.9	710.9	1.5
Borrowing from the public	74.9	77.8	0.0	81.1	86.0	0.0
Senior securities issued	187,820.1	187,820.1	275.3	140,348.6	140,348.6	524.7
Other liabilities	7,773.9	7,798.6	87.6	11,177.6	11,218.5	103.8
Lending/(borrowing) between SEK and the S-system	—	—	9,978.8	—	—	6,170.9
Accrued expenses and prepaid revenues	3,879.3	3,878.4	157.3	3,210.1	3,207.6	111.3
Allocations	387.8	17.1	—	391.4	17.6	—
Subordinated securities issued	3,254.9	3,254.9	—	2,764.7	2,764.7	—

Total liabilities and allocations	203,754.5	203,420.5	10,501.3	158,674.4	158,353.9	6,912.2

Untaxed reserves	n.a.	1,323.6	—	n.a.	1,334.6	—

Share capital	990.0	990.0	—	990.0	990.0	—
Non-distributable reserves	1,165.6	212.1	—	1,170.8	209.4	—
Total non-distributable capital	2,155.6	1,202.1	—	2,160.8	1,199.4	—
Profit carried forward	1,236.2	1,250.4	—	791.4	808.5	—
Net profit for the year	346.9	360.3	—	439.6	447.6	—
Total distributable capital	1,583.1	1,610.7	—	1,231.0	1,256.1	—
Total shareholders’ funds	3,738.7	2,812.8	—	3,391.8	2,455.5	—
Total liabilities, allocations and shareholders’ funds	207,493.2	207,556.9	10,501.3	162,066.2	162,144.0	6,912.2

COLLATERAL PROVIDED
Collateral provided	None	None	None	None	None	None
Interest-bearing securities Subject to lending	27.3	27.3	—	98.5	98.5	—

CONTINGENT LIABILITIES	None	None	None	None	None	None

COMMITMENTS
Committed undisbursed credits	15,114.1	15,114.1	9,066.7	16,352.6	16,352.6	10,225.6

Specification of Change in Shareholders’ Funds

Consolidated Group

(Skr mn)	2005	2004
Opening balance of shareholders’ funds	3,391.8	2,952.2
Dividend paid	—	—
Net profit for the period	346.9	439.6
Closing balance of shareholders’ funds	3,738.7	3,391.8

STATEMENTS OF CASH FLOWS, SUMMARY

	2005		2004
	Consolidated	Parent	Consolidated	Parent
(Skr mn)	Group	Company	Group	Company
Net cash used in(-)/provided by(+) operating activities	-47,812.0	-47,812.0	-8,289.1	-8,289.0
Net cash used in(-)/provided by(+) investing activities	-6.0	-4.1	-40.3	-45.3
Net cash used in(-)/provided by(+) financing activities	47,818.0	47,816.1	8,329.4	8,334.3
Cash and cash equivalents at end of period	0.0	0.0	0.0	0.0

Capital Base and Required Capital

According to Capital Adequacy Requirements under Swedish Law, which are in Compliance with International Guidelines.  However, the adjusted capital adequacy ratios shown below, are calculated with inclusion in the Tier-1 capital base of SEK’s guarantee capital of Skr 600 million in addition to the regulatory approved capital base.

(Amounts in Skr mn)

I. Capital requirement

	Consolidated Group						Parent Company
	December 31, 2005			December 31, 2004			December 31, 2005			December 31, 2004
		Weighted	Required		Weighted	Required		Weighted	Required		Weighted	Required
	Claims	claims	capital	Claims	claims	capital	Claims	claims	capital	Claims	claims	capital
On-balance sheet items	207,493	39,926	3,195	162,066	34,385	2,751	207,557	39,953	3,196	162,144	34,466	2,757
Off-balance sheet items	18,328	3,622	290	17,273	2,891	232	18,328	3,622	290	17,273	2,891	232
Other exposures	n.a.	38	3	n.a.	36	3	n.a.	38	3	n.a.	36	3
Total	225,821	43,586	3,488	179,339	37,312	2,986	225,885	43,613	3,489	179,417	37,393	2,992

Breakdown by category:
A. Riskweight 0%	62,784	—	—	46,327	—	—	62,784	—	—	46,327	—	—
B1. Riskweight 10%	5,203	520	42	4,183	418	33	5,203	520	42	4,183	418	33
B2. Riskweight 20%	111,233	22,247	1,780	96,291	19,258	1,541	111,279	22,256	1,780	96,288	19,258	1,541
C. Riskweight 50%	922	461	37	816	408	33	922	461	37	816	408	33
D. Riskweight 100%	15,469	15,469	1,238	14,470	14,470	1,158	15,487	15,487	1,239	14,551	14,551	1,164
E. Market exposures	30,210	4,889	391	17,252	2,758	221	30,210	4,889	391	17,252	2,758	221
Total	225,821	43,586	3,488	179,339	37,312	2,986	225,885	43,613	3,489	179,417	37,393	2,992

II. Capital base (A)

	Consolidated Group		Parent Company
	12/2005	12/2004	12/2005	12/2004
Tier-1 capital	4,241	3,823	4,274	3,852
Tier-2 capital	2,694	2,256	2,690	2,252
Of which:
Upper Tier-2	2,223	1,806	2,219	1,802
Lower Tier-2	471	450	471	450
Total	6,935	6,079	6,964	6,104

Adjusted Tier-1 capital	4,841	4,423	4,874	4,452
Adjusted Total	7,535	6,679	7,564	6,704

III. Capital Adequacy Ratio

	Consolidated Group		Parent Company
	12/2005	12/2004	12/2005	12/2004
Total	15.9%	16.3%	16.0%	16.3%
Of which:
Tier-1 ratio	9.7%	10.2%	9.8%	10.3%
Tier-2 ratio	6.2%	6.1%	6.2%	6.0%
Of which:
Upper Tier-2 ratio	5.1%	4.9%	5.1%	4.8%
Lower Tier-2 ratio	1.1%	1.2%	1.1%	1.2%
Adjusted Total	17.3%	17.9%	17.3%	17.9%
Of which: Adj. Tier-1 ratio	11.1%	11.9%	11.2%	11.9%

IV. Specification of off-balance sheet items (B)

Consolidated Group and Parent Company:

							Book value on-balance sheet
							Related to derivative		Related to derivative
							contracts with positive		contracts with negative
	Of which:						real exposures:		real exposures:
			Positive		Negative		Positive	Negative	Positive	Negative
	Nominal	Converted	real	Potential	real	Weighted	book	book	book	book
	amounts	claims	exposures	exposures	exposures	claims	values	values	values	values
December 31, 2005
Derivative financial contracts:
Currency related agreements	157,551	4,915	2,032	2,883	8,104	1,050	1,653	636	3,225	1,310
Interest rate related contracts	161,317	1,128	599	529	4,204	243	1,326	2,052	838	42
Equity related contracts	42,963	4,279	1,129	3,150	1,502	1,189	104	1,187	368	88
Commodity related contracts, etc.	5,500	422	3	419	691	204	1	504	33	—
Total derivative contracts	367,331	10,744	3,763	6,981	14,501	2,686	3,084	4,379	4,464	1,440
Other off-balance sheet contracts and commitments:
Repurchase agreements etc. (repos)	27	27	—	27	—	—
Undisbursed credits	15,114	7,557	—	7,557	—	936
Total	382,472	18,328	3,763	14,565	14,501	3,622

December 31, 2004
Derivative financial contracts:
Currency related agreements	113,687	3,746	908	2,838	7,399	763	827	2,300	4,022	3,167
Interest rate related contracts	124,437	1,018	641	377	6,799	225	129	3,113	1,068	64
Equity related contracts	45,199	4,037	629	3,408	1,008	842	18	556	575	8
Commodity related contracts, etc.	2,499	198	4	194	177	98	—	—	—	—
Total derivative contracts	285,822	8,999	2,182	6,817	15,383	1,928	974	5,969	5,665	3,239
Other off-balance sheet contracts and commitments:
Repurchase agreements etc. (repos)	98	98	—	98	—	—
Undisbursed credits	16,353	8,176	—	8,176	—	963
Total	302,273	17,273	2,182	15,091	15,383	2,891

(A)           The capital base includes the profit for the year 2005. Tier-2 capital in the form of non-perpetual, subordinated loan amounting to EUR 50 million maturing June 21, 2010, has been redeemed and replaced by a similar transaction maturing June 30, 2015.

(B)             In accordance with SEK’s policies with regard to counterparty, interest rate, and currency exchange exposures, SEK uses, and is a party to, different kinds of off-balance sheet financial instruments, mostly various interest rate related and currency exchange related contracts (swaps, etc). It is worth noting that the nominal amounts of such derivative instruments do not reflect real exposures, but merely constitute the basis from which the exposures (converted claims) are derived.

COUNTERPARTY RISK EXPOSURES

(Skr billion)

Consolidated Group and Parent Company:

					Credits & Interest-				Derivatives,
	Total				bearing securities				Undisbursed credits, etc.
	December 31, 2005		December 31, 2004		December 31, 2005		December 31, 2004		December 31, 2005		December 31, 2004
Classified by type of counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
States	34.8	16	25.4	15	28.9	15	19.4	13	5.9	32	6.0	35
Municipalities	14.8	7	10.5	6	14.5	7	10.1	7	0.3	2	0.4	2
Mortgage institutions	7.4	4	4.3	3	7.4	4	4.3	3	—	—	—	—
Banks	93.8	44	77.1	46	87.2	45	71.5	47	6.6	36	5.6	33
Other credit institutions	44.4	21	35.7	21	40.2	21	31.2	21	4.2	23	4.5	26
Corporations	15.9	8	14.9	9	14.5	8	14.2	9	1.4	7	0.7	4
Total	211.1	100	167.9	100	192.7	100	150.7	100	18.4	100	17.2	100

NOTES

Accounting principles:  The accounting principles described in SEK’s Annual Report for the year 2004 have been applied unchanged.

Implementation of International Financial Reporting Standards: According to an EU regulation, the consolidated financial statements of companies with listed debt or equity instruments in a regulated market in the EU should be prepared in conformity with the International Financial Reporting Standards (IFRS) that have been endorsed for application in the EU from January 1, 2005. However, according to article 9 of the regulation, EU member states may decide that companies that have issued listed debt securities but not issued listed equity instruments in a regulated market in the EU may start the application of IFRS from January 1, 2007. The Swedish legislation implementing the EU-regulation includes the option, and since SEK has issued listed debt securities but not issued listed equity instruments in a regulated market in the EU, the application of IFRS will not be compulsory for SEK until January 1, 2007. The financial year 2006 will constitute the comparative year and therefore the opening balance in accordance with IFRS is established on January 1, 2006.

SEK has identified the accounting rules for financial instruments that are contained in IAS 39 and IAS 32 (and when endorsed by EU IFRS 7) as the area where the implementation of IFRS will have the highest impact compared to present accounting policies. Specifically, the detailed rules for hedge accounting in IAS 39 will create the most significant changes to SEK’s present accounting policies. The present rules for hedge accounting according to Swedish GAAP differ significantly from the rules in IAS 39.

An internal conversion project for applying IFRS has been in progress since 2004.  As the rules contained in IAS 39 and final EU endorsements of different sections of IAS 39 have continued to develop during the major part of 2005. SEK is carefully monitoring current developments within IASB and the legislative bodies. The conversion project is evaluating which methods for hedge accounting or other accounting treatment that may be used in accordance with IAS 39 would best present a true and fair view of SEK’s economic hedging activities.

The main conversion activities in SEK that are related to the application of IAS 39 are (a) evaluating the different alternatives for hedge accounting within IAS 39, (b) classifying assets and liabilities in different accounting categories, and (c) preparing administrative systems for the new accounting requirements.

With regards to accounting for economic hedges according to IAS 39, one of the two alternatives available to SEK is to apply Fair Value Hedge Accounting (FVHA) on transactions where a derivative is hedging a fixed interest rate risk arising from a hedged asset or liability. The same derivative or another derivative can also be hedging foreign exchange risk or credit risk. The other alternative is to irrevocably designate at initial recognition fixed interest rate assets and liabilities which are hedged by derivatives as instruments at fair value through profit or loss (Fair Value Option, FVO).

There are disadvantages with both alternatives, with regards to the ability to show a true and fair view of the economic effect of the hedging activities. FVHA is complicated to apply on all hedges, especially on hedges including compound derivatives hedging both interest rate and foreign exchange risk at the same time. Furthermore, hedge documentation and effectiveness testing is subject to detailed rules which for some transactions might lead to an inability to apply hedge accounting. This could result in measuring hedging instruments (derivatives) at fair value and hedged items at amortized costs which will have a misleading effect on profit or loss and equity. FVO, on the other hand, requires measurement of full fair value on hedged items, meaning that credit spread volatility in, for example, the loan portfolio and on issued debt would affect profit or loss. This could under certain circumstances cause substantial volatility in profit or loss not relevant for the underlying business. Furthermore, FVO can only be applied at initial recognition, which could in certain cases be a major disadvantage.

SEK has chosen a hedging strategies for most its financial instruments outstanding as of January 1, 2006, and classified financial transactions in appropriate accounting categories. For the financial assets, there are mainly four categories available: financial assets at fair value through profit or loss; available for sale; loans and receivables; and held-to-maturity. For the liabilities there are only two categories: financial liabilities at fair value through profit or loss; and other financial liabilities. Derivatives are always classified as financial assets or liabilities at fair value through profit or loss. With regard to financial assets, the category loans and receivables will be a main category for SEK. However, securities quoted on an active market can not be classified in the category loans and receivables. Therefore, a number of securities, deemed to be quoted on an active market, will be classified mainly as available-for-sale securities. As for senior securities issued, a major part will be classified as other liabilities and mainly be subject to FVHA. Of senior securities issued a minor part will be classified as financial liabilities at fair value through profit or loss. Subordinated debt will be classified as other liabilities and mainly be subject to FVHA.

No quantitative impact studies have been finalized.

Note 1.  Represents credits granted against documentation in the form of interest-bearing securities.

Note 2.  In accordance with the Swedish Financial Supervisory Authority’s regulations, the Company reports credits with a principal or interest that is more than 60 days past-due as past-due credits. The aggregate past-due amount of principal and interest on such credits was Skr 0.0 million (0.0). The principal amount not past due on such credits was Skr 0.0 million (0.0).

Note 3.  The amount of total assets at year-end, Skr 207.5 billion, was approximately Skr 12.5 billion higher than it would have been if the currency exchange rates as of December 31, 2004, had been unchanged.

Note 4.  Earnings per share: Net profit for the period divided by the number of shares.

Stockholm, January 31, 2006

AB SVENSK EXPORTKREDIT
SWEDISH EXPORT CREDIT CORPORATION

Peter Yngwe
President

Auditors’ Review Report

We have reviewed this press release for the year ended December 31, 2005, in accordance with Swedish generally accepted standards for such reviews. A review is significantly less in scope than an examination in accordance with generally accepted auditing standards. During our review nothing came to our attention to indicate that the press release does not comply with the requirements of the Swedish Act on Annual Accounts for Credit Institutions and Securities Companies.

Stockholm, January 31, 2006

Gunnar Abrahamson	Per Bergman	Curt Öberg
Authorized Public	Authorized Public	Authorized Public
Accountant	Accountant	Accountant
(Appointed by the		(Appointed by the
Swedish Financial		Swedish National
Supervisory Authority)		Audit Office)

Dividend

The Board of Directors has resolved to propose to the Annual General Meeting that no dividend should be paid.

Annual General Meeting of Shareholders

The Annual General Meeting of Shareholders will be held on May 3, 2006.

Annual Report

The Company’s Annual Report will be distributed in March and will also be available at the Company’s office at Västra Trädgårdsgatan 11 B in Stockholm.

References herein to “Skr” pertain to Swedish kronor.

The exchange rate on December 31, 2005, was Skr 7.9525 per U.S. dollar ( December 31, 2004: 6.6125).

Amounts stated herein relate to December 31, in the case of positions, and the twelve-month period ended December 31, in the case of flows, unless otherwise indicated.

Amounts within parenthesis relate to the same date, in the case of positions, and to the same period, in the case of flows, for the preceding year, unless otherwise indicated.

References herein to “credits” pertain to credits as defined under the “old format”, unless otherwise indicated.

This Interim Report contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs, expectations and intentions.  Forward-looking statements are based on current plans, estimates and projections.  Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update any forward-looking statement in light of new information or future events.  Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and generally beyond the Company’s control. You are cautioned that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among others, changes in general economic and business conditions, especially in Sweden, changes and volatility in currency exchange and interest rates; and changes in government policy and regulations and in political and social conditions.

AB Svensk Exportkredit/Swedish Export Credit Corporation (publ), Västra Trädgårdsgatan 11B, P.O. Box 16368
 SE-103 27 Stockholm, Phone +46 8 613 83 00, Corp Id No 556084-0315.  www.sek.se

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 31, 2006

AB Svensk Exportkredit
(Swedish Export Credit Corporation)

	By:	/s/ PETER YNGWE
Peter Yngwe, President